RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

RECEIVED
2006 SEP 13 A 8:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

06016768

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose two copies of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 7 and 8 September 2006, in respect of the Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 9/13

Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 07/09/2006 06:41:07 PM

Reference No MM-060907-66485

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	CHARMAINE CHEE
* Designation	:	MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Proposed Notes Issue")

* **Contents :-**

Please refer to the attachment for the full text of the announcement on the Proposed Notes Issue.

This announcement is dated 7 September 2006.

Ann-01.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Proposed Notes Issue")

* **Contents :-**

1. On behalf of Resorts World, Commerce International Merchant Bankers Berhad ("**CIMB**") is pleased to announce that Resorts World proposes to issue RM1.1 billion nominal value convertible notes due 2008 ("**Notes**"). The Notes are convertible into ordinary shares of RM0.50 each in Resorts World ("**Resorts World Shares**") in accordance with the terms and conditions of the Notes ("**Terms**"). The pricing and placement of the Notes will be carried out through a book-building process.

2. The Notes will be offered to investors falling within Section 38(1)(b) or Schedule 2, Section 39(1)(b) or Schedule 3 and Section 66(3) or Schedule 5 of the Securities Commission Act, 1993.

3. The Notes may be converted at the option of the holders of the Notes ("**Noteholders**") into Resorts World Shares, at a conversion price to be determined later. However, Resorts World may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash on the maturity date.

4. Resorts World will determine and announce the final Terms after the book-building process, which is expected to complete by 8 September 2006.

5. The Notes will be issued in accordance with the Rules on the Scripless Securities under the Real Time Electronic Transfer of Funds and Securities system of Bank Negara Malaysia ("**BNM**"), and will be reported on the Fully Automated System for Issuing/Tendering system of BNM. The Notes will not be listed on any stock exchange.

6. The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad ("**Bursa Securities**").

7. Resorts World intends to use the proceeds from the Proposed Notes Issue (after defraying the expenses relating to the Proposed Notes Issue) for working capital and/or investments or acquisitions (including the repayment of borrowings taken to make such investments or acquisitions, if any) in areas related to Resorts World's principal businesses in the leisure, hospitality and gaming sectors, as and when such opportunities arise.

8. Resorts World does not expect any subscription for the Notes by any of its related parties. Accordingly Resorts World does not expect any of its directors or major shareholders, and/or persons connected to them, to have any interest in the Proposed Notes Issue.

9. The Proposed Notes Issue will not have any effect on Resorts World's share capital and substantial shareholders' shareholdings.

   The proforma effects of the Proposed Notes Issue on Resorts World's consolidated net assets and earnings per share, and proforma effects arising from the issuance of new Resorts World Shares (on conversion of the Notes) can only be determined upon finalisation of the Terms after the book-building process completes.

10. The Proposed Notes Issue is subject to the following approvals:

(a) the Securities Commission ("**SC**") for the following:

(i) Proposed Notes Issue, which was obtained on 31 March 2006 and 4 May 2006; and

(ii) issuance of new Resorts World Shares upon conversion of the Notes in accordance with the Terms, and listing of and quotation for the new Resorts World Shares on the Main Board of Bursa Securities, which was obtained on 31 March 2006;

(b) the Foreign Investment Committee (through the SC) for the following:

(i) Noteholders (whether local or foreign) to acquire RM10 million or more in value of the new Resorts World Shares upon valid conversion of the Notes; and

(ii) foreign Noteholders to increase their voting rights in Resorts World to 15% or more upon valid conversion of the Notes into new Resorts World Shares, regardless of whether the value is less than RM10 million,

which was obtained on 31 March 2006; and

(c) approval-in-principle from Bursa Securities for the listing of and quotation for the new Resorts World Shares to be issued upon conversion of the Notes on the Main Board of Bursa Securities, which was obtained on 18 May 2006.

Any additional new Resorts World Shares that may be issued in the future arising from adjustments (if any) relating to the conversion of the Notes in accordance with the Terms will require the SC's approval. The listing of and quotation for such shares will require the approvals of the SC and Bursa Securities.

The Resorts World Shares to be issued on conversion of the Notes will be issued pursuant to the ordinary resolution passed under Section 132D of the Companies Act, 1965 at Resorts World's last Annual General Meeting held on 21 June 2006.

11. Resorts World has appointed the following advisers for the Proposed Notes Issue:

(a) CIMB as Principal Adviser and Lead Arranger;

(b) CIMB, J.P. Morgan Securities Ltd., Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited as Joint Bookrunners;

(c) CIMB, J.P. Morgan Chase Bank Berhad, Deutsche Bank (Malaysia) Berhad and HSBC Bank Malaysia Berhad as Joint Lead Managers; and

(d) CIMB and ECM Libra Capital Sdn Bhd as Joint Financial Advisers.

This announcement is dated 7 September 2006.

Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 08/09/2006 06:12:42 PM
Reference No MM-060908-63592

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	CHARMAINE CHEE
* Designation	:	MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Notes") ("Proposed Notes Issue")

* **Contents :-**

We refer to the announcement dated 7 September 2006 in relation to the above.

On behalf of Resorts World, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* is pleased to announce that the book-building process in relation to the Proposed Notes Issue has completed and the Notes have been allocated to investors. The final principal terms and conditions of the Notes are set out in **Table 1**. The proforma effects of the Proposed Notes Issue and effects arising from the issuance of new ordinary shares of RM0.50 each in Resorts World ("**Resorts World Shares**") (as a result of conversion of the Notes) are set out in **Table 2**.

The total number of new Resorts World Shares that may be issued upon full conversion of the Notes is 86,274,510, representing 7.90% and 7.89% of Resorts World's issued and paid-up share capital as at 31 December 2005 and 30 June 2006 respectively.

This announcement is dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.pdf Table 2.pdf

Table 1 – Principal terms and conditions of the Notes

Issuer	Resorts World Bhd.
The Notes	Zero Coupon Convertible Notes due 2008, convertible into fully-paid ordinary shares of RM0.50 each of the Issuer (**"Resorts World Shares"**).
Lead Arranger and Principal Adviser	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("**CIMB**").
Joint Lead Managers................	CIMB, J.P. Morgan Chase Bank Berhad, Deutsche Bank (Malaysia) Berhad and HSBC Bank Malaysia Berhad.
Joint Bookrunners	CIMB, J.P. Morgan Securities Ltd., Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited.
Joint Financial Advisers	CIMB and ECM Libra Capital Sdn Bhd.
The Offering	RM1.1 billion principal amount of the Notes.
Issue Price	100% of the principal amount.
Issue Date	21 September 2006.
Maturity Date.............................	21 September 2008.
Zero Coupon	The Notes are zero coupon notes and accordingly, save for default interest no interest accrues or is payable on the Notes.
Rating..	The Notes have been assigned a long-term rating of **AAA** by Rating Agency Malaysia Berhad.
Conversion Period.....................	At any time commencing on the 30th day from and including the Issue Date up to the close of business on the 7th Business Day prior to the Maturity Date (but, except in certain circumstances as provided in the terms and conditions of the Notes), or, if such Note shall have been called for redemption then up to the close of business on the 7th Business Day prior to the date fixed for redemption thereof.
Conversion Price.......................	RM12.75 per Resorts World Share, which will be subject to adjustment for, among other things, subdivision, consolidation or reclassification of Resorts World Shares, capitalisation, capital distribution, bonus issues, rights issues and certain other events. The Conversion Price of RM12.75 represents a 10% premium over the volume weighted average price of Resorts World Share on 7 September 2006 of RM11.593.
Conversion Price Reset	The Conversion Price will be adjusted on the reset dates, which refer to the 1st anniversary of the Issue Date and the 60th day prior to the Maturity Date ("**Reset Dates**") if the volume weighted average price of a Resorts World Share for a period of 20 consecutive trading days immediately prior to (and excluding) a Reset Date (the "**Average Price**") is lower than the Conversion Price on such date, provided that (a) the Issuer's Directors may at the point of the Conversion Price Reset, at their sole discretion, determine to reset the Conversion Price to a price lower than such Average Price so long as it is not more than 5% below such Average Price, and (b) in no event shall the Conversion Price be adjusted lower than a floor price of RM11.593.
Ranking of the Notes................	The Notes constitute direct, senior, unsubordinated, unconditional and unsecured obligations of the Issuer which will at all times rank equally among themselves and at least equally with all other present and future senior, unsubordinated and unsecured obligations of the Issuer, save for such exceptions as may be provided by applicable legislation and subject as described under the terms and conditions of the Notes.
Redemption at Maturity	Unless previously redeemed, converted or purchased and cancelled (as allowed under the terms and conditions of the Notes), the Issuer will redeem the Notes at 99.00% of their principal amount on the Maturity Date.

Cash Settlement Option	Notwithstanding the conversion right of each Noteholder in respect of a Note, at any time when the delivery of new Resorts World Shares deliverable upon conversion of the Notes is required to satisfy the conversion right in respect of a conversion notice, the Issuer shall have the option to pay an amount of cash in RM equal to the Cash Settlement Amount (as defined below) in order to satisfy such conversion right in full or in part (in which case the other part shall be satisfied by the delivery of the Resorts World Shares). "**Cash Settlement Amount**" means the product of: (a) the number of new Resorts World Shares otherwise deliverable upon exercise of the conversion right in respect of the Notes to which the conversion notice applies, and in respect of which the Issuer has elected the Cash Settlement Option; and (b) the arithmetic average of the volume weighted average price of Resorts World Shares on Bursa Securities for each day during the 5 trading day-period ending on (and including) the 2nd trading day before the Conversion Date (the Conversion Date being the business day immediately following the date of delivery of the conversion notice).
Redemption at the Option of the Issuer	The Notes may also be redeemed at the option of the Issuer, upon not less than 30 nor more than 60 days' notice, at the Early Redemption Amount (as defined below) on the date fixed for redemption: (a) in whole or in part, at any time after the 1st year anniversary of the Issue Date, provided that the value of the Resorts World Shares on each of the 20 consecutive trading days, the last day of which occurs not more than 5 trading days immediately prior to the date upon which notice of such redemption is given shall have exceeded 120% of the Early Redemption

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

RECEIVED
2006 SEP 13 A 8:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

8 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose two copies of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 7 and 8 September 2006, in respect of the Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 07/09/2006 06:41:07 PM

Reference No MM-060907-66485

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	CHARMAINE CHEE
* Designation	:	MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Proposed Notes Issue")

* **Contents :-**

Please refer to the attachment for the full text of the announcement on the Proposed Notes Issue.

This announcement is dated 7 September 2006.

Ann-01.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Proposed Notes Issue")

* **Contents :-**

1. On behalf of Resorts World, Commerce International Merchant Bankers Berhad ("**CIMB**") is pleased to announce that Resorts World proposes to issue RM1.1 billion nominal value convertible notes due 2008 ("**Notes**"). The Notes are convertible into ordinary shares of RM0.50 each in Resorts World ("**Resorts World Shares**") in accordance with the terms and conditions of the Notes ("**Terms**"). The pricing and placement of the Notes will be carried out through a book-building process.

2. The Notes will be offered to investors falling within Section 38(1)(b) or Schedule 2, Section 39(1)(b) or Schedule 3 and Section 66(3) or Schedule 5 of the Securities Commission Act, 1993.

3. The Notes may be converted at the option of the holders of the Notes ("**Noteholders**") into Resorts World Shares, at a conversion price to be determined later. However, Resorts World may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash on the maturity date.

4. Resorts World will determine and announce the final Terms after the book-building process, which is expected to complete by 8 September 2006.

5. The Notes will be issued in accordance with the Rules on the Scripless Securities under the Real Time Electronic Transfer of Funds and Securities system of Bank Negara Malaysia ("**BNM**"), and will be reported on the Fully Automated System for Issuing/Tendering system of BNM. The Notes will not be listed on any stock exchange.

6. The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad ("**Bursa Securities**").

7. Resorts World intends to use the proceeds from the Proposed Notes Issue (after defraying the expenses relating to the Proposed Notes Issue) for working capital and/or investments or acquisitions (including the repayment of borrowings taken to make such investments or acquisitions, if any) in areas related to Resorts World's principal businesses in the leisure, hospitality and gaming sectors, as and when such opportunities arise.

8. Resorts World does not expect any subscription for the Notes by any of its related parties. Accordingly, Resorts World does not expect any of its directors or major shareholders, and/or persons connected to them, to have any interest in the Proposed Notes Issue.

9. The Proposed Notes Issue will not have any effect on Resorts World's share capital and substantial shareholders' shareholdings.

   The proforma effects of the Proposed Notes Issue on Resorts World's consolidated net assets and earnings per share, and proforma effects arising from the issuance of new Resorts World Shares (on conversion of the Notes) can only be determined upon finalisation of the Terms after the book-building process completes.

10. The Proposed Notes Issue is subject to the following approvals:

(a) the Securities Commission ("**SC**") for the following:

(i) Proposed Notes Issue, which was obtained on 31 March 2006 and 4 May 2006; and

(ii) issuance of new Resorts World Shares upon conversion of the Notes in accordance with the Terms, and listing of and quotation for the new Resorts World Shares on the Main Board of Bursa Securities, which was obtained on 31 March 2006;

(b) the Foreign Investment Committee (through the SC) for the following:

(i) Noteholders (whether local or foreign) to acquire RM10 million or more in value of the new Resorts World Shares upon valid conversion of the Notes; and

(ii) foreign Noteholders to increase their voting rights in Resorts World to 15% or more upon valid conversion of the Notes into new Resorts World Shares, regardless of whether the value is less than RM10 million,

which was obtained on 31 March 2006; and

(c) approval-in-principle from Bursa Securities for the listing of and quotation for the new Resorts World Shares to be issued upon conversion of the Notes on the Main Board of Bursa Securities, which was obtained on 18 May 2006.

Any additional new Resorts World Shares that may be issued in the future arising from adjustments (if any) relating to the conversion of the Notes in accordance with the Terms will require the SC's approval. The listing of and quotation for such shares will require the approvals of the SC and Bursa Securities.

The Resorts World Shares to be issued on conversion of the Notes will be issued pursuant to the ordinary resolution passed under Section 132D of the Companies Act, 1965 at Resorts World's last Annual General Meeting held on 21 June 2006.

11. Resorts World has appointed the following advisers for the Proposed Notes Issue:

(a) CIMB as Principal Adviser and Lead Arranger;

(b) CIMB, J.P. Morgan Securities Ltd., Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited as Joint Bookrunners;

(c) CIMB, J.P. Morgan Chase Bank Berhad, Deutsche Bank (Malaysia) Berhad and HSBC Bank Malaysia Berhad as Joint Lead Managers; and

(d) CIMB and ECM Libra Capital Sdn Bhd as Joint Financial Advisers.

This announcement is dated 7 September 2006.

Form Version 2.0

General Announcement

Submitted by MB_CIMB3 on 08/09/2006 06:12:42 PM
Reference No MM-060908-63592

Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**CHARMAINE CHEE**
* Designation	:	**MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

Proposed issuance of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Notes") ("Proposed Notes Issue")

* **Contents :-**

We refer to the announcement dated 7 September 2006 in relation to the above.

On behalf of Resorts World, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* is pleased to announce that the book-building process in relation to the Proposed Notes Issue has completed and the Notes have been allocated to investors. The final principal terms and conditions of the Notes are set out in **Table 1**. The proforma effects of the Proposed Notes Issue and effects arising from the issuance of new ordinary shares of RM0.50 each in Resorts World (**"Resorts World Shares"**) (as a result of conversion of the Notes) are set out in **Table 2**.

The total number of new Resorts World Shares that may be issued upon full conversion of the Notes is 86,[illegible]74,510, representing 7.90% and 7.89% of Resorts World's issued and paid-up share capital as at 31 December 2005 and 30 June 2006 respectively.

This announcement is dated 8 September 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1.pdf Table 2.pdf

Table 1 – Principal terms and conditions of the Notes

Issuer	Resorts World Bhd.
The Notes	Zero Coupon Convertible Notes due 2008, convertible into fully-paid ordinary shares of RM0.50 each of the Issuer (**"Resorts World Shares"**).
Lead Arranger and Principal Adviser	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* (**"CIMB"**).
Joint Lead Managers.................	CIMB, J.P. Morgan Chase Bank Berhad, Deutsche Bank (Malaysia) Berhad and HSBC Bank Malaysia Berhad.
Joint Bookrunners	CIMB, J.P. Morgan Securities Ltd., Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited.
Joint Financial Advisers	CIMB and ECM Libra Capital Sdn Bhd.
The Offering	RM1.1 billion principal amount of the Notes.
Issue Price	100% of the principal amount.
Issue Date	21 September 2006.
Maturity Date.............................	21 September 2008.
Zero Coupon	The Notes are zero coupon notes and accordingly, save for default interest, no interest accrues or is payable on the Notes.
Rating...	The Notes have been assigned a long-term rating of AAA by Rating Agency Malaysia Berhad.
Conversion Period......................	At any time commencing on the 30th day from and including the Issue Date up to the close of business on the 7th Business Day prior to the Maturity Date (but, except in certain circumstances as provided in the terms and conditions of the Notes), or, if such Note shall have been called for redemption then up to the close of business on the 7th Business Day prior to the date fixed for redemption thereof.
Conversion Price.......................	RM12.75 per Resorts World Share, which will be subject to adjustment for, among other things, subdivision, consolidation or reclassification of Resorts World Shares, capitalisation, capital distribution, bonus issues, rights issues and certain other events. The Conversion Price of RM12.75 represents a 10% premium over the volume weighted average price of Resorts World Share on 7 September 2006 of RM11.593.
Conversion Price Reset	The Conversion Price will be adjusted on the reset dates, which refer to the 1st anniversary of the Issue Date and the 60th day prior to the Maturity Date (**"Reset Dates"**) if the volume weighted average price of a Resorts World Share for a period of 20 consecutive trading days immediately prior to (and excluding) a Reset Date (the **"Average Price"**) is lower than the Conversion Price on such date, provided that (a) the Issuer's Directors may at the point of the Conversion Price Reset, at their sole discretion, determine to reset the Conversion Price to a price lower than such Average Price so long as it is not more than 5% below such Average Price, and (b) in no event shall the Conversion Price be adjusted lower than a floor price of RM11.593.
Ranking of the Notes.................	The Notes constitute direct, senior, unsubordinated, unconditional and unsecured obligations of the Issuer which will at all times rank equally among themselves and at least equally with all other present and future senior, unsubordinated and unsecured obligations of the Issuer, save for such exceptions as may be provided by applicable legislation and subject as described under the terms and conditions of the Notes.
Redemption at Maturity............	Unless previously redeemed, converted or purchased and cancelled (as allowed under the terms and conditions of the Notes), the Issuer will redeem the Notes at 99.00% of their principal amount on the Maturity Date.

Cash Settlement Option	Notwithstanding the conversion right of each Noteholder in respect of a Note, at any time when the delivery of new Resorts World Shares deliverable upon conversion of the Notes is required to satisfy the conversion right in respect of a conversion notice, the Issuer shall have the option to pay an amount of cash in RM equal to the Cash Settlement Amount (as defined below) in order to satisfy such conversion right in full or in part (in which case the other part shall be satisfied by the delivery of the Resorts World Shares). "**Cash Settlement Amount**" means the product of: (a) the number of new Resorts World Shares otherwise deliverable upon exercise of the conversion right in respect of the Notes to which the conversion notice applies, and in respect of which the Issuer has elected the Cash Settlement Option; and (b) the arithmetic average of the volume weighted average price of Resorts World Shares on Bursa Securities for each day during the 5 trading day-period ending on (and including) the 2nd trading day before the Conversion Date (the Conversion Date being the business day immediately following the date of delivery of the conversion notice).
Redemption at the Option of the Issuer	The Notes may also be redeemed at the option of the Issuer, upon not less than 30 nor more than 60 days' notice, at the Early Redemption Amount (as defined below) on the date fixed for redemption: (a) In whole or in part, at any time after the 1st year anniversary of the Issue Date, provided that the value of the Resorts World Shares on each of the 20 consecutive trading days, the last day of which occurs not more than 5 trading days immediately prior to the date upon which notice of such redemption is given shall have exceeded 120% of the Early Redemption Amount of the Notes in effect on such Trading Day; or (b) in whole only, at any time if prior to the date on which the relevant notice of redemption is given by the Issuer less than 10% of the aggregate principal amount of the Notes originally issued is outstanding. The "**Early Redemption Amount**" of each RM1,000 principal amount of the Notes shall be determined so that it represents, for a Noteholder purchasing such Notes at the Issue Price on the Issue Date, a gross yield-to-maturity identical to that applicable in the case of redemption at maturity.
Redemption by Noteholders in the event of Change of Control	The Noteholders will have the right, at such holder's option, to require the Issuer to redeem all or some only of the Notes at their Early Redemption Amount, following a change of control of the Issuer.
Redemption by Noteholders in the event of Delisting	The Noteholders will have the right, at such holder's option, to require the Issuer to redeem all or some only of the Notes at their Early Redemption Amount in the event the Resorts World Shares cease to be listed or admitted to trading.
Trustee	Bumiputra-Commerce Trustee Berhad.
Facility Agent and Calculation Agent	CIMB.
Central Depository and Paying Agent	Bank Negara Malaysia.
Governing Law	Malaysian law.

Table 2 – Proforma effects

The effects of the Proposed Notes Issue are presented below in 2 possible scenarios for the purpose of illustration based on the following assumptions:

- Scenario A : RM1.1 billion principal amount of the Notes is fully redeemed in cash upon maturity at a redemption amount being 99.00% of the principal amount of the Notes.

- Scenario B : RM1.1 billion principal amount of the Notes are fully converted to new Resorts World Shares at the Conversion Price of RM12.75. Accordingly, the number of new Resorts World Shares to be issued by Resorts World arising from the conversion is 86,274,510 Resorts World Shares, on the assumption that the Cash Settlement Option is not exercised by Resorts World and that the Conversion Price is not reset before such conversion.

  In the event Resorts World elects to exercise the Cash Settlement Option upon conversion of the Notes by noteholders when the arithmetic average of the volume weighted average price ("**VWAP**") of Resorts World Shares on Bursa Securities used to calculate the cash settlement amount in accordance with the terms and conditions of the Notes is higher than the relevant Conversion Price, Resorts World will incur finance cost which is the difference between the said VWAP and the relevent Conversion Price at the time of settlement.

(a) Issued and paid-up share capital

Scenario A will not have any effect on Resorts World's issued and paid-up share capital.

The issuance of new Resorts World Shares under Scenario B will increase Resorts World's issued and paid-up share capital as at 30 June 2006 from RM546.69 million (comprising 1,093.38 million shares) to RM589.83 million (comprising 1,179.66 million shares).

(b) Substantial shareholders' shareholding

Scenario A will not have any effect on Resorts World's substantial shareholders' shareholdings.

The effects arising from the issuance of new Resorts World Shares under Scenario B on Resorts World's substantial shareholders' shareholdings based on Resorts World's Register of Substantial Shareholders as at 30 June 2006 are as follows:

	As at 30.06.06				After full conversion of the Notes^			
	Direct		Indirect		Direct		Indirect	
	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%
Genting Berhad ("**Genting**")	630.47	57.66	-	-	630.47	53.45	-	-
Kien Huat Realty Sdn Bhd ("**KHR**")	-	-	630.71*1	57.68	-	-	630.71*1	53.47
Parkview Management Sdn Bhd	-	-	630.71*2	57.68	-	-	630.71*2	53.47

Notes:

^ *Based on the assumption that none of Resorts World's substantial shareholders acquire the Notes and subsequently converts them into Resorts World Shares) under the Proposed Notes Issue.*

*1 *Deemed interested through its subsidiary and Genting.*

*2 *Deemed interested through a subsidiary of KHR and Genting.*

(c) Consolidated net assets

The proforma effects of the Proposed Notes Issue, Scenario A and Scenario B on Resorts World's consolidated net assets are set out below. The proforma effects have been prepared based on Resorts World's audited consolidated balance sheets as at 31 December 2005 and on the assumption that the Proposed Notes Issue was completed on that date:

In RM millions	Audited as at 31.12.05	(I) After Issuance of the Notes	After (I) and Scenario A	After (I) and Scenario B
Share capital	545.9	545.9	545.9	58[illegible].0
Share premium	33.7	33.7	33.7	1,09[illegible].6
Reserves*1	25.0	25.0	25.0	2[illegible].0
Unappropriated profit	4,970.8	4,970.8	4,965.3	4,95[illegible].3
Shareholders' equity	5,575.4	5,575.4	5,569.9	6,65[illegible].9
No. of ordinary shares (million)	1,091.9	1,091.9	1,091.9	1,17[illegible]
Net assets per ordinary share (RM)	5.11*2	5.11*2	5.10*2	5.6[illegible]*2

Notes:

*1 *Comprises Capital Redemption Reserves, Reserves on Foreign Exchange Differences and the share of Equity Portion of Convertible Bonds in Associate.*

*2 *Shareholders' equity over the number of ordinary shares outstanding at the balance sheet date.*

(d) Consolidated earnings per share ("EPS")

Resorts World does not expect Scenario A to have any material effect on its consolidated EPS for the financial year ending 31 December 2006.

Under Scenario B, Resorts World's consolidated EPS will decrease from RM0.89 (based on its audited financial statements for the financial year ended 31 December 2005) to RM0.82 on the assumption that new Resorts World Shares (following conversion of the Notes) are issued on day one of the financial year. The actual effects on Resorts World's consolidated EPS for the financial year ending 31 December 2006 will depend on the actual number of Notes converted and the corresponding number of new Resorts World Shares issued as a result of such conversion (on the assumption that the Cash Settlement Option is not exercised). However, should Resorts World elect to exercise the Cash Settlement Option, Resorts World may incur finance cost as mentioned above, which may have an effect on the EPS, the quantum of which can only be determined at the point of conversion.

(e) Dividend

Resorts World's Board of Directors does not expect the Proposed Notes Issue to have any effect on Resorts World's existing dividend policy and quantum of dividends payable in respect of the financial year ending 31 December 2006.